Exhibit 1

AudioCodes Press Release

PRESS RELEASE

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 Niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Fourth Quarter and Full Year 2018 Results

Lod, Israel – January 28, 2019 - AudioCodes (NASDAQ: AUDC) Press Release

Fourth Quarter and Full Year 2018 Highlights

•	Quarterly revenues increased by 10.5% year-over-year to $45.8 million;

full 2018 year revenues increased by 12.4% to $176.2 million;

•	Quarterly service revenues increased by 13.0% year-over-year to $15.1 million;

full 2018 year service revenues increased by 14.4% to $56.3 million;

•	Quarterly UC-SIP revenues increased more than 30% year-over-year;

•	Quarterly GAAP gross margin percentage was 62.6%; quarterly Non-GAAP gross margin percentage was 63.0%;

•	Quarterly GAAP operating margin percentage was 11.2%; quarterly Non-GAAP operating margin percentage was 13.7%;

•	Cash flow from operating activities was $11.6 million for the quarter and $25.6 million for the full year;

•	Quarterly GAAP net income was $4.5 million, or $0.15 per diluted share;

Quarterly Non-GAAP net income was $6.3 million, or $0.20 per diluted share;

•	Full 2018 year GAAP net income was $13.5 million, or $0.45 per diluted share;

full 2018 year Non-GAAP net income was $20.0 million, or $0.65 per diluted share;

•	AudioCodes repurchased 250,000 of its ordinary shares during the quarter at an aggregate cost of $2.8 million.

AudioCodes Reports Fourth Quarter and Full Year 2018 Results	Page 1 of 9

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced voice networking and media processing solutions for the digital workplace, today announced financial results for the fourth quarter and full year periods ended December 31, 2018.

Revenues for the fourth quarter of 2018 were $45.8 million, compared to $44.5 million for the third quarter of 2018 and $41.4 million for the fourth quarter of 2017. Revenues were $176.2 million in 2018 compared to $156.7 million in 2017.

Net income was $4.5 million, or $0.15 per diluted share, for the fourth quarter of 2018, compared to $672,000, or $0.02 per diluted share, for the fourth quarter of 2017. Net income in 2018 was $13.5 million, or $0.45 per diluted share, compared to $4.0 million, or $0.13 per diluted share, in 2017.

On a Non-GAAP basis, net income was $6.3 million, or $0.20 per diluted share, for the fourth quarter of 2018 compared to $3.8 million, or $0.12 per diluted share, in the fourth quarter last year. Non-GAAP net income in 2018 was $20.0 million, or $0.65 per diluted share, compared to $12.2 million, or $0.37 per diluted share, in 2017.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments and income due to revaluation of an earn-out liability, each in connection with the acquisition of Active Communications Europe; and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $11.6 million for the fourth quarter of 2018 and $25.6 million for 2018. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $65.4 million as of December 31, 2018 compared to $58.7 million as of December 31, 2017. The increase in cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities was the result of cash provided by operating activities offset, in part, by the use of cash in 2018 for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and for the payment of a cash dividend.

"We are pleased to report record financial results for the fourth quarter and full year 2018,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“2018 was a very strong year for us, our most successful year ever, and a very important milestone in our mission of building a strong and successful voice networking business for years to come. Growing our top line revenue by 12.4% year-over-year, improving non-GAAP annual operating income to 11.7% from 8.2% in the prior year, and growing non-GAAP annual net income by 64.9% compared to 2017, all demonstrate the strength of our Company’s performance.  A key factor driving this significant growth is the strength in our UC-SIP business which increased more than 30% year-over-year. Our success in growing our UC-SIP business is intertwined with the continued trend of digital transformation and transition towards a digital workplace. Our continued investment in building a solid foundation for the Company is echoed in a strong industry position and successful execution in the markets we serve.”

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AudioCodes Press Release

"In 2018, we continued to lead the Enterprise Voice segment with voice connectivity solutions, and continued to invest in the recently announced voice.ai business unit, an investment which is already bearing fruit. Looking forward, and based on current business momentum, we are confident in our ability to continue to expand our business in 2019 and beyond. We plan to continue our investment in future offerings, and focus on the return on investment to our shareholders."

Share Buy Back Program

As of December 31, 2018, AudioCodes had acquired an aggregate of 17.6 million of its ordinary shares since August 2014 for an aggregate consideration of $94.1 million. During the quarter ended December 31, 2018, AudioCodes acquired 250,000 of its ordinary shares under its share repurchase program for a total consideration of $2.8 million. During 2018, AudioCodes acquired 1.8 million of its ordinary shares for a total consideration of $14.3 million.

In January 2019, AudioCodes received court approval in Israel to purchase up to an aggregate of $12 million (“Permitted Amount”) of additional ordinary shares pursuant to its share repurchase program. The court approval also permits AudioCodes to declare a dividend of any part of the Permitted Amount during the approved validity period. The current court approval will expire on July 1, 2019.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's fourth quarter and full year of 2018 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

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AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced voice networking and media processing solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2019 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	December 31,
	2018	2017
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$31,503	$24,235
Short-term and restricted bank deposits	11,181	2,739
Short-term marketable securities and accrued interest	19,602	7,087
Trade receivables, net	19,080	22,059
Other receivables and prepaid expenses	5,203	4,693
Inventories	23,302	16,563

Total current assets	109,871	77,376

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$3,094	$4,207
Long-term marketable securities	-	20,475
Deferred tax assets	4,350	6,685
Severance pay funds	17,518	20,138

Total long-term assets	24,962	51,505

PROPERTY AND EQUIPMENT, NET	3,865	3,835

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	37,475	38,222

Total assets	$176,173	$170,938

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,487	$2,519
Trade payables	6,188	5,639
Other payables and accrued expenses	20,269	20,786
Deferred revenues	22,800	16,417

Total current liabilities	51,744	45,361

LONG-TERM LIABILITIES:
Accrued severance pay	$18,728	$21,228
Long-term bank loans	3,687	6,237
Deferred revenues and other liabilities	7,466	5,731

Total long-term liabilities	29,881	33,196

Total shareholders’ equity	94,548	92,381

Total liabilities and shareholders' equity	$176,173	$170,938

AudioCodes Reports Fourth Quarter and Full Year 2018 Results	Page 5 of 9

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Year ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)
Revenues:
Products	$119,887	$107,482	$30,650	$28,032
Services	56,336	49,257	15,127	13,386

Total Revenues	176,223	156,739	45,777	41,418

Cost of revenues:
Products	51,878	47,445	13,450	12,204
Services	13,739	11,449	3,668	3,090

Total Cost of revenues	65,617	58,894	17,118	15,294

Gross profit	110,606	97,845	28,659	26,124

Operating expenses:
Research and development, net	34,661	30,348	9,035	8,126
Selling and marketing	49,335	48,954	11,958	12,405
General and administrative	10,251	8,893	2,538	2,356

Total operating expenses	94,247	88,195	23,531	22,887

Operating income	16,359	9,650	5,128	3,237
Financial income (expenses), net	228	(10)	42	(4)

Income before taxes on income	16,587	9,640	5,170	3,233
Taxes on income, net	(3,094)	(5,610)	(640)	(2,561)

Net income	$13,493	$4,030	$4,530	$672

Basic net earnings per share	$0.47	$0.13	$0.16	$0.02

Diluted net earnings per share	$0.45	$0.13	$0.15	$0.02

Weighted average number of shares used in computing basic net earnings per share (in thousands)	28,928	31,104	29,147	29,915

Weighted average number of shares used in computing diluted net earnings per share (in thousands)	30,220	32,168	30,525	31,071

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Year ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)

GAAP net income	$13,493	$4,030	$4,530	$672

GAAP net earnings per share	$0.45	$0.13	$0.15	$0.02

Cost of revenues:
Share-based compensation (1)	186	84	48	25
Amortization expenses (2)	667	696	145	174
	853	780	193	199
Research and development, net:
Share-based compensation (1)	651	383	206	105
Deferred payments expenses (3)	-	198	-	62
	651	581	206	167
Selling and marketing:
Share-based compensation (1)	1,238	1,024	377	245
Amortization expenses (2)	60	116	15	26
	1,298	1,140	392	271
General and administrative:
Share-based compensation (1)	1,212	816	358	251
Revaluation of earn-out liability (4)	200	(118)	-	(118)
	1,412	698	358	133
Income taxes:
Deferred tax (5)	2,334	4,922	582	2,362

Non-GAAP net income	$20,041	$12,151	$6,261	$3,804
Non-GAAP diluted net earnings per share	$0.65	$0.37	$0.20	$0.12

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Revaluation of earn-out liability in connection with the acquisition of Active Communications Europe.
(5)	Non-cash deferred tax expenses (benefit).

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities:
Net income	$13,493	$4,030	$4,530	$672
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,309	2,438	643	579
Amortization of marketable securities premiums and accretion of discounts, net	353	570	82	95
Increase (decrease) in accrued severance pay, net	120	(31)	77	(263)
Share-based compensation expenses	3,287	2,307	989	626
Decrease in long-term deferred tax assets, net	2,251	4,838	562	2,341
Decrease (increase) in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	(32)	403	47	152
Decrease in trade receivables, net	2,979	3,389	7,374	2,538
Decrease (increase) in other receivables and prepaid expenses	(330)	(1,316)	2,803	473
Increase in inventories	(6,991)	(230)	(1,491)	(132)
Increase (decrease) in trade payables	549	(2,071)	(439)	244
Increase (decrease) in other payables and accrued expenses	(835)	1,798	(3,596)	204
Increase in deferred revenues	8,427	1,640	35	831

Net cash provided by operating activities	25,580	17,765	11,616	8,360

Cash flows from investing activities:
Investment in short-term deposits	(8,436)	-	(4,936)	-
Proceeds from short-term deposits	-	662	-	166
Proceeds from long-term deposits	1,107	1,200	300	300
Proceeds from redemption of marketable securities	7,577	8,116	6,000	2,766
Purchase of property and equipment	(1,340)	(1,574)	(362)	(533)
Net cash provided by (used in) investing activities	(1,092)	8,404	1,002	2,699

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended		Three months ended
	December 31,		December 31,
	2018	2017	2018	2017
	(Unaudited)	(Audited)	(Unaudited)

Cash flows from financing activities:
Purchase of treasury share	(14,321)	(25,563)	(2,752)	(9,015)
Repayment of long-term bank loans	(2,508)	(3,504)	(621)	(626)
Cash dividends paid to shareholders	(5,761)	-	-	-
Payment related to the acquisition of ACS	(151)	-	-	-
Proceeds from issuance of shares upon exercise of options and warrants	5,521	2,789	938	777

Net cash used in financing activities	(17,220)	(26,278)	(2,435)	(8,864)

Increase (decrease) in cash and cash equivalents	7,268	(109)	10,183	2,195
Cash and cash equivalents at the beginning of the period	24,235	$24,344	21,320	$22,040

Cash and cash equivalents at the end of the period	$31,503	$24,235	$31,503	$24,235

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